

May 17, 2013

Via E-mail
Mr. Jeffrey C. Smith
Chief Executive Officer and Chief Investment Officer
Starboard Value and Opportunity Master Fund Ltd
599 Lexington Avenue, 19th Floor
New York, New York 10022

**Re:** **DSP Group, Inc.**
**Definitive Additional Solicitation Materials**
**Filed on May 13, 2013 by Starboard Value and Opportunity Master**
**Fund Ltd et al.**
**File No. 001-35256**

Dear Mr. Smith:

We have reviewed your filing and have the following comments.

Page 25

1. We note disclosure that the company refused to allow either Mr. Lacey or Mr. Traub to sit in on any committee meetings. We understand that Mr. Traub and Mr. Lacey sat in on several meetings of the audit and compensation committees during the past year. Please provide support for this assertion, or tell us how you plan to address this in your filings.

Page 27

2. We note disclosure that Mr. Mann is the lead independent director of CEVA. We understand that Mr. Mann has not held this role since 2005. Please provide support for this assertion, or tell us how you intend to address this in your filings.

Page 29

3. We note your statements that Mr. Mann and outside legal counsel made decisions regarding the company's ongoing relationship with CEVA. While we acknowledge that you are also opining as to general impropriety with respect to this relationship, please provide support for the assertion that these persons played a direct role in the decision-making with respect to this relationship.

Page 32

4.  You imply that the company has failed to comply with the proxy disclosure rules with respect to the CEVA relationship.  Please provide a legal analysis as to why you believe that the company had a disclosure obligation with respect to this relationship under Item 404 of Regulation S-K, or advise us as to how you plan to address this in your filings.  In your response, please refer to Instruction 6 to Item 404(a) of Regulation S-K.

5.  We note your statement that the company's latest proxy does not disclose the fact that two of the company's current directors are also on the board of directors of CEVA.  The CEVA directorships of these two persons appear to be disclosed on pages 6 and 7 of the company's proxy.  Please tell us how you plan to address this in your filings.

 You may contact me at (202) 551-3503 if you have any questions.


    Sincerely,

    /s/ David L. Orlic

    David L. Orlic
    Special Counsel
    Office of Mergers and Acquisitions


cc: Via E-mail
  Andrew M. Freedman, Esq.
  Olshan Frome Wolosky LLP